November 15, 2011

Correspondence filed via EDGAR and overnight delivery

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:    Bar Harbor Bankshares
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 16, 2011
            Form 10-Q for the Quarter Ended March 31, 2011
            Filed May 10, 2011
    Form 10-Q for the Quarter Ended June 30, 2011
            Filed August 8, 2011
            File No. 1-13349

Dear Mr. Nolan:

On behalf of Bar Harbor Bankshares (the "Company"), this letter is in response to your comment letter dated November 2, 2011 related to the staff’s review of the above-referenced Form 10-K and 10-Q filings. Set forth below are the staff’s comments in bold italics followed by the Company’s responses to the staff’s comments (numbers, unless otherwise stated, are presented in thousands):

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Loans

Comment: Tell us whether the loans were repaid in August of 2011 or were extended addressing the nature and terms of the extension.

Response: The loans were neither repaid nor extended. They both matured in August as scheduled. The loan is currently in default and no terms of the loan have been changed. The Bank currently intends to permit the not-for-profit borrower to retain possession and sell off the finished houses. The Bank receives 100% of the net sales proceeds from each home sale. As of this writing, one house has sold, resulting in a $279 payment of principal, and another house is under contract at a sales price of $188. Both sales prices support the recently-obtained appraised value of the project.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
November 15, 2011

Comment: If loan extensions were made, tell us how management determined there was sufficient collateral to support repayment of the loans taking into consideration the amount and timing of previous housing unit sales and the net proceeds received as well as economic and other conditions affecting sales. Further, address whether the company expects to be repaid during the extension period or whether the company would continue to enter into additional loan extensions until repayment has occurred.

Response: The loans were not extended.

Comment: The collateral analysis should also address the number and amount of affordability covenants (i.e. as well as define) the borrower has for sale as well as other real estate available for sale for which the company has the guaranteed right to receive the proceeds from these sales;

Response: Although technically this question does not apply because we did not extend the loans in August, we note that these various elements were all considerations throughout 2011 as this borrower worked with the Bank on a repayment plan. The elements were reviewed by management and incorporated into discounted cash flow analyses prepared by the Bank during 2011, with amounts ascribed based upon the facts at the time, and reasonable management assumptions around absorption and timing. And, as explained further below, as of September 30, 2011, the Bank considered the loans collateral dependent and no longer is relying on additional sales of affordability covenants.

Comment: Provide us with details of your specific loan loss allowance for the nine months ended September 30, 2011. It may be appropriate to provide a table or reconciliation, along with an accompanying textual discussion which highlights any significant triggering events or other useful information to understand how changes in the asset quality/performance of this loan was considered during this time period.

Response

Facts and Circumstances Prior to December 31, 2010

To help you understand how negotiations unfolded with this borrower leading up to December 31, 2010, and through the current date, and explanation of some key factors is necessary. The borrower, a not-for-profit housing agency, conceived and constructed a 31-unit development to provide affordable housing to local residents. In addition to the Bank’s financing, the borrower obtained a $1,000 grant from the municipality in support of the project. This grant was approved by a vote of the local residents. The Bank’s participation in the project was motivated in large part by the Community Reinvestment Act implications of lending to this project that supported housing in a location where a need for affordable housing existed. Due to some minor changes to the project, the town believed that it needed to have another vote of the local residents to grant

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
November 15, 2011

the $1,000. In the second vote, the local residents rejected the grant. This took place in the second quarter of 2010. At that time, the loan was downgraded by the Bank to substandard.

After the local residents rejected the town’s grant, the Bank had meetings with the borrower to discuss a repayment plan for the project. Home sales had remained active through the end of 2009, so there was not a concern at that time over the project itself, but the absence of the grant from the town brought into question the feasibility of keeping it in the status of an affordable housing project. The borrower provided several conceptual proposals for generating additional cash flow involving other assets that it was able to sell. One was to sell a real estate asset that it owned which sold in December of 2010. The proceeds from this sale were used to pay down the loan to the Bank. Another involved the existing fourteen homeowners in the project, who had purchased their homes under so-called "affordability covenants" (covenants which permitted the homeowners to pay less for their home in exchange for the borrower retaining ownership of the land). The borrower’s idea was to see if these homeowners were interested in paying a sum in exchange for releasing them from these affordability covenants. Another proposal related to a prior housing project that the borrower had developed under a similar methodology, and the borrower thought that it could perhaps offer homeowners in that project a chance to purchase their affordability covenants. This prior development had over 20 houses and thus that number of potential affordability covenant sales. These ideas were considered in the third and fourth quarter of 2010, and required the borrower to propose them before its board of directors. Additionally, there was some legal work required to ensure that the different options were permitted.

Leading up to December 31, 2010, the borrower had internally approved the ideas outlined above. However, as of December 31, 2010 there were myriad variables associated with them. Those included how many eligible homeowners would be interested in paying to obtain clear title to their land, what price the covenants would sell for, how to document the transactions and an issue relating to the prior housing project, which used a $250 grant for its original development. That $250 grant had been awarded by a state agency because the project was going to support affordable housing. As of December 31, 2010 the borrower was going to ask the granting agency if it would accept a partial pro-rata repayment of the grant for each homeowner that exercised the affordability covenant option. The Bank’s assumption at this time was that this request would be accepted by the granting agency. Due to continued uncertainty surrounding the repayment of this loan, the Bank placed the loan on nonaccrual status in the fourth quarter of 2010.

December 31, 2010

At December 31, 2010, the loan balance was $5,194, the Bank’s internal discounted cash flow reflected a net present value of $4,683 and the Bank had a specific loan loss allowance or $577 against the subject loans. This net present value incorporated the Bank’s best estimates associated with the housing units financed, affordability covenants on houses already sold, and

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
November 15, 2011

affordability covenants on the prior affordable housing project. At that time, the economics of the affordability covenants – which essentially permitted the homeowners to purchase their land for a favorable price – warranted an assumption that a large percentage of those eligible for the program would exercise the option.

March 31, 2011

At March 31, 2011, the loan balance was $5,194, the Bank’s internal discounted cash flow reflected a net present value of $4,386 and the Bank had a specific loan loss allowance of $850 against the loans. There were two key changes from the prior quarter in the discounted cash flow analysis. First, the number of affordability covenants anticipated to be sold was reduced, reflecting letters of intent obtained from eligible homeowners. The second factor related to affordability covenants in the prior project. During the quarter ended March 31, 2011, the state agency notified the borrower that it would require payment in full of the $250 if any affordability covenants were sold. This implied that there had to be a minimum number of sales for the program to generate economic benefit to the borrower.

June 30, 2011

At June 30, 2011, the loan balance was $5,090, the Bank’s internal discounted cash flow reflected a net present value of $3,890 and the Bank had a specific loan loss allowance of $1,200 against the loans. The key changes during the quarter reflected a meeting that the borrower had with residents of the prior housing project. As a result of that meeting, the potential sales price of those affordability covenants was reduced to $50 from the $75 that had been previously estimated. Also, based on the turnout and interest level of the residents in attendance, the assumption regarding the number of residents likely to exercise this option was reduced to seven from ten.

September 30, 2011

As of September 30, 2011, the loans were written down to a carrying value of $3,218, an amount determined as fair value per an appraisal dated September 9, 2011. During the quarter, the primary real estate selling season in the market area for this project expired with no additional home sales closed (but two were placed under contract in September). Additionally, management of the borrower was unable to generate any more meaningful affordability covenant sales. As a result of the lack of house and affordability covenant sales, the Bank determined during the third quarter that the loans were collateral dependent and estimated the fair value of the subject collateral to determine a specific loan loss allowance. The Bank then decided to write off the difference between the fair value of the subject collateral and the outstanding loan balance. Although there remain possibilities for sales from affordability covenants, management determined that the magnitude and the likelihood of such sales no longer warranted discounted cash flow consideration.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
November 15, 2011

Comment: Tell us whether the company is continuing to accrue interest income on these loans.

Response: As disclosed in the December 31, 2010 SEC Form 10-K, and each subsequent SEC Form 10-Q, these loans are classified as nonaccrual. As such, these loans are no longer accruing interest.

Comment: Tell us why the current remaining outstanding aggregate loan balance does not seem to be reflective of the principal payments received during the timeframe in which these loans have been outstanding.

Response: In accordance with the legal documents, the Bank was funding necessary construction costs throughout the project’s life, including work necessary to complete units for sale. Thus, during the period of sales activity through year end 2010, there were additional line borrowings that in some cases offset the principal reductions. This reflected the fact that costs needed to be funded throughout the project’s life cycle, and the non-profit borrower’s reliance on bank financing to fund those costs (as was permitted under the loan documentation). The more significant impediment to a larger principal paydown was the failure of the municipality to pay a $1,000 payment to the borrower in support of the project, as was contemplated in the original underwriting.

* * * *

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-9343.

Respectfully submitted,

 /s/Joseph M. Murphy

Joseph M. Murphy
President & CEO